March 13, 2026

Marcus Johnson
Chief Executive Officer
AI Technology Group Inc.
50 W Liberty St.
Suite 880
Reno, NV 89501

       Re: AI Technology Group Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed on March 5, 2026
           File No. 000-50739
Dear Marcus Johnson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Ronald S. McIntyre